Exhibit 99.2

ALMADEN MINERALS LTD.

Suite 210 – 1333 Johnston Street

Vancouver, British Columbia V6H 3R9

Telephone: (604) 689-7644 Facsimile: (604) 689-7645

MANAGEMENT INFORMATION CIRCULAR

as at and dated May 20, 2026

(unless otherwise noted)

Introduction

This Management Information Circular (“Information Circular”) accompanies the Notice of 2026 Annual General and Special Meeting (“Notice of Meeting”) of holders (“Shareholders”) of common shares (the “Shares”) of Almaden Minerals Ltd. (the “Company”) scheduled to be held in the boardroom at Suite 210 – 1333 Johnston Street, Vancouver, B.C. V6H 3R9 on June 25, 2026 at 10:30 a.m. (Vancouver time) (the “Meeting”) and is furnished in connection with a solicitation of proxies for use at the Meeting and at any adjournment or postponement thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The Accompanying Form of Proxy is Being Solicited by Management of the Company

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and regular employees of the Company. The Company does not reimburse Shareholders’ nominees or agents for the cost incurred in obtaining from their principals’ authorization to execute forms of proxy. It is not anticipated that any solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. No director of the Company has informed management in writing that they intend to oppose any action intended to be taken by management at the Meeting.

The recent Canada Post labour disruption may impact the timing of delivery of physical copies of this Information Circular and other Meeting Materials (as defined below). Meeting Materials are posted under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.almadenminerals.com. Shareholders are encouraged to access the Meeting Materials directly through these websites or may contact the registrar and transfer agent of the Company, Computershare Investor Services Inc. (“Computershare”), to request electronic copies. In the event that the Canada Post labour disruption ends prior to the Meeting, the Company will mail the Meeting Materials in the ordinary course, but there can be no assurance that the Meeting Materials will be received by the Shareholders prior to the Meeting.

Beneficial Shareholders, Shareholders who hold their investment through an Intermediary (as defined below), and have not received their information, should contact their Intermediary.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxy

Only Shareholders whose names appear on the records of the Company (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Those Registered Shareholders so desiring may be represented by proxy at the Meeting. The persons named in the accompanying form of proxy are directors and/or officers of the Company (“Management Appointees”).

A REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE REGISTERED SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE MANAGEMENT APPOINTEES IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

Any Registered Shareholder returning the accompanying form of proxy may revoke it at any time if it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered Shareholder or the registered Shareholder’s attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company or at the office of the registrar and transfer agent of the Company at least 24 hours prior to the scheduled time of the Meeting or any adjournment or postponement thereof, or with the Chair of the Meeting at the start of the Meeting or any adjournment or postponement thereof, and upon either of such deposits the proxy is revoked. Only Registered Shareholders have the right to revoke a proxy.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with current securities regulatory policy, the Company has distributed proxy-related materials for the Meeting (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries.

Current securities regulatory policy requires Intermediaries to forward the Meeting Materials to, and seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Computershare, Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, fax number (416) 263-9261; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the

Intermediary or its service company (such as Broadridge Financial Solutions Inc.), will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for such a proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company, or otherwise communicate voting instructions to the Intermediary or its service company (by way of telephone or the Internet, for example) in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives such a signed form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the signed form of proxy and insert the Non-Registered Holder’s name in the blank space provided. A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the signed form of proxy or proxy authorization form is to be delivered. Non-Registered Holders who wish to change their vote must arrange for their Intermediaries to revoke the proxy on their behalf.

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you as a non-objecting beneficial owner under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Management of the Company does not intend to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the Meeting Materials unless the Intermediary holding shares on behalf of the objecting beneficial owner assumes the cost of delivery. The Company does not reimburse Intermediaries, CDS or agents for the costs incurred in obtaining authorization from Non-Registered Holders to execute forms of proxy.

Deposit and Voting of Proxies

IF THE INSTRUCTIONS AS TO VOTING INDICATED THEREIN ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY, PROPERLY EXECUTED AND DEPOSITED, WILL, ON ANY BALLOT CALLED FOR, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH SUCH INSTRUCTIONS AND IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES WILL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY SUCH PROXY WILL BE VOTED IN FAVOUR OF SUCH MATTER. THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, UNLESS PROHIBITED BY LAW. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER WHICH MAY BE BROUGHT BEFORE THE MEETING.

SEE ALSO THE ACCOMPANYING FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

To be effective, the instrument of proxy must be dated and signed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing. In the case of a Registered Shareholder that is a corporation, the proxy must be dated and executed under its corporate seal or signed by the authorized representative, a duly authorized person or attorney for the corporation. A corporation may appoint, by instrument in writing, a person to act as its authorized representative at the Meeting and for that purpose, the instrument appointing the authorized representative must be received at the same place and at least the number of days specified to receive the proxies or be deposited with the chair of the Meeting (the “Chair”), or a person designated by the Chair, prior to commencement of the Meeting. Completed forms of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarized copy thereof, must be deposited either at the office of the registrar and transfer agent of the Company, Computershare, Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, or at the head office of the Company at Suite 210 – 1333 Johnston Street, Vancouver, British Columbia, Canada, V6H 3R9, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the scheduled time of the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair in the Chair’s discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, none of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the beginning of the Company’s last financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized share structure consists of an unlimited number of Shares without par value. There is one class of shares only. There are 137,363,181 issued and outstanding Shares as at the date of this Information Circular.

The board of directors of the Company (the “Board”) has determined that all Shareholders of record as of May 20, 2026 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting. A quorum for the Meeting is two Shareholders being present in person or represented by proxy.

At a general meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote will have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority will have one vote for each share of which such Shareholder is the registered holder. Shares represented by proxy will only be voted as to the number of shares represented if a poll or ballot is called for. A poll or ballot may be requested by a registered shareholder or proxyholder present and entitled to vote at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes attached to all shares that are entitled to be voted and to be represented at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the outstanding voting rights of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

“executive officer” means an individual who is a chair, vice-chair, or president of the Company, a chief executive officer or chief financial officer of the Company, a vice-president in charge of a principal business unit, division or function including sales, finance or production of the Company and an individual who is performing a policy-making function in respect of the Company.

“named executive officer” or “NEO” means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer;

(b)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer;

(c)	in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year;

At the end of the Company’s most recently completed financial year, the Company had two named executive officers, Douglas MacDonald, the Company’s chief executive officer (“CEO”), and Korm Trieu, the Company’s chief financial officer (the “CFO”). There were no other executive officers of the Company whose total compensation was more than $150,000 during the financial year ended December 31, 2025.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

Set out below is a summary of compensation paid during the two years ended December 31, 2025 to the Company’s Named Executive Officers.

Table of Compensation Excluding Compensation Securities
Name and position	Year(1)	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)(2)
Duane Poliquin, Chair and	2025	14,400	Nil	Nil	Nil	Nil	14,400
Director	2024	18,000	Nil	Nil	Nil	Nil	18,000
			Nil
			Nil
Morgan Poliquin Vice Chair	2025	34,500	Nil	Nil	Nil	Nil	34,500
and Director (Formerly	2024	34,500	Nil	Nil	Nil	Nil	34,500
President & CEO)			Nil
			Nil
Korm Trieu, CFO and	2025	62,500	75,000(3)	Nil	Nil	Nil	137,500
Corporate Secretary			Nil
			Nil
	2024	68,750	Nil	Nil	Nil	Nil	68,750
Douglas McDonald, President	2025	178,708	125,000(3)	Nil	Nil	Nil	303,708
& CEO (Formerly EVP)	2024	150,000	Nil	Nil	Nil	Nil	150,000
Kevin O’Kane	2025	Nil	Nil	15,000(4)	Nil	Nil	15,000
Director	2024	Nil	Nil	30,000(5)	Nil	Nil	30,000
Alfredo Phillips Director	2025	Nil	Nil	17,500(6)	Nil	Nil	17,500
	2024	Nil	Nil	32,500(7)	Nil	Nil	32,500
Ria Fitzgerald, Director(8)	2025	Nil	Nil	20,000(9)	Nil	Nil	20,000
	2024	Nil	Nil	37,500(10)	Nil	Nil	37,500

Michael Kosowan Director(11)	2025	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Ended December 31.
(2)	Under an administrative services agreement dated May 15, 2015, as amended December 16, 2015, between Mustang Minerals Limited (“Mustang”) and the Company (the “Mustang Agreement”), the Company provides management services to Mustang and Mustang compensates the Company 11% (2024 – 8%, 2023 – 5%) of any shared personnel remuneration and office overhead expenses. The salary disclosed in the above table reflects only the salary for each individual paid by the Company. The Mustang Agreement includes a Change of Control clause - see ** below. Under an administrative services agreement dated March 29, 2018, between Almadex Minerals Ltd. (“Almadex”) and the Company (the “Almadex Agreement”), the Company provides management services to Almadex and Almadex compensates the Company 66% (2024 – 66%, 2023 – 66%) of any shared personnel remuneration and office overhead expenses. The salary disclosed in the above table reflects only the salary for each individual paid by the Company. The Almadex Agreement includes a Change of Control clause (see “Employment, Consulting and Management Agreements” below).
(3)	Annual discretionary bonus.

(4)	Comprised of directors’ fees of $15,000.
(5)	Comprised of directors’ fees of $30,000.
(6)	Comprised of directors’ fees of $15,000 and Compensation Committee Chair fee of $2,500.
(7)	Comprised of directors’ fees of $30,000 and Compensation Committee Chair fee of $2,500.
(8)	Ria Fitzgerald ceased to be a director on June 26, 2025.
(9)	Comprised of directors’ fees of $15,000 and Audit Committee Chair fee of $5,000.
(10)	Comprised of directors’ fees of $30,000 and Audit Committee Chair fee of $7,500.
(11)	Michael Kosowan was elected as a director on June 26, 2025.

Stock Options and Other Compensation Securities

The following tables set forth all stock options or other compensation securities granted or issued to the directors and NEOs by the Company or one of its subsidiaries in the year ended December 31, 2025 for services provided or to be provided, directly or indirectly to the Company, and any exercises of stock options or other compensation securities by the directors or NEOs in the year ended December 31, 2025:

Compensation Securities(1)
Name and position	Type of Compensation Security	No. of compensation securities, number of underlying securities and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on the date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Michael Kosowan Director	Stock options(2)	800,000	August 8, 2025	0.25	0.26	$0.20	August 9, 2030

Notes:

(1)

Compensation Securities and Underlying Securities Held on the Last Day of the Most Recently Completed Financial Year End
Name and Position	Type of compensation security	Total number of compensation securities held at year end	Total number of underlying securities held at year end
Duane Poliquin, Chair and Director	Stock options	1,415,000	1,415,000
Morgan Poliquin Vice Chair and Director (Formerly President & CEO)	Stock options	3,240,000	3,240,000
Douglas McDonald, President & CEO (Formerly EVP)	Stock options	1,150,000	1,150,000
Korm Trieu, CFO and Corporate Secretary	Stock options	1,145,000	1,145,000
Kevin O’Kane Director	Stock options	800,000	800,000
Alfredo Phillips Director	Stock options	800,000	800,000
Michael Kosowan Director	Stock options	800,000	800,000
(2)	None of these compensation securities have been repriced, cancelled and replaced, had its term extended or otherwise been materially modified in the most recently completed financial year and there are no vesting provisions of these compensation securities nor any restrictions or conditions for converting, exercising or exchanging the compensation securities other than that they must be exercised within the time limited therefor.

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of Compensation Security	No. of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise	Total value on exercise date ($)
Ria Fitzgerald, Director	Options	50,000 500,000	0.16 0.16	June 5, 2025 June 11, 2025	0.20 0.22	0.04 0.06	2,000 30,000

Stock Option Plans and Other Incentive Plans

The Company has a Stock Option Plan (the “Plan”) in place for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons the opportunity to acquire an equity interest in the Company through rights granted under the Plan. The Plan is a “rolling” plan that provides that the aggregate number of shares reserved for issuance under it, and all of the Company’s other previously established and outstanding incentive stock option plans or grants, is 10% of the Company’s issued Shares at the time of the grant of a stock option under the Plan. There are no stock option agreements made outside of the Plan nor any plan providing for the grant of stock appreciation rights, deferred share units or restricted stock units nor any other incentive plan or portion of a plan under which awards are granted.

Under the Plan, the option exercise price must not be less than the last closing price of the Shares on the TSX Venture Exchange (the “TSXV”) at the time of grant, less the applicable discount permitted by the policies of the TSXV. An option granted under the Plan must be exercised within the period permitted by the policies of the TSXV, which is currently a maximum of 10 years from the date of granting. Within this period, the Board may determine the limitation period during which an option may be exercised and, notwithstanding that none is required by the policies of the TSXV otherwise than for persons performing investor relations services because the Plan is a “rolling” plan, whether a particular grant will have a minimum vesting period. As a “rolling” plan, it requires yearly approval of the TSXV and Shareholders and any amendment to the Plan other than for a limited number of circumstances will require the approval of the TSXV and may require Shareholder approval. At the Meeting, Shareholders will be asked to re-approve the Plan.

Employment, Consulting and Management Agreements

The Company has in place an executive employment contract, as amended, (the “DP Contract”), with its Chair, Duane Poliquin, whereby the Company has agreed to pay an annual base salary of $240,000, which Mr. Poliquin elected, effective May 1, 2019, to defer 40% of and, effective September 1, 2022 agreed to forfeit the unpaid deferred salary totaling $256,000 and to reduce, effective January 1, 2022, his annual base salary (currently $144,000 – see ** below) to Mr. D. Poliquin for providing management and technical services to the Company. Under the DP Contract, Mr. D. Poliquin is entitled to receive certain benefits if terminated by the Company without cause or by Mr. D. Poliquin for Good Reason.

The DP Contract has an indefinite term and provides that Mr. D. Poliquin is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to two times Mr. D. Poliquin’s then current base salary;

(b)	by death or disability, payment of an amount equal to 6 months of Mr. D. Poliquin’s then current base salary;

(c)	by the Company without cause following a Change in Control or by Mr. D. Poliquin for Good Reason, payment of an amount equal to three times Mr. D. Poliquin’s then current base salary; and

(d)	if (c) applies, employment search assistance for up to 12 months.

The right to receive the aforementioned payment and benefits under (c) and (d), is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. D. Poliquin’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The Company has in place an executive employment contract, as amended, (the “MP Contract”), with its Vice Chair, Morgan Poliquin, whereby the Company has agreed to pay an annual base salary (currently $345,000 – see ** below) to Mr. M. Poliquin for providing management and technical services to the Company. Under the MP Contract, Mr. M. Poliquin is entitled to receive certain benefits if terminated by the Company without cause or by Mr. M. Poliquin for Good Reason.

The MP Contract has an indefinite term and provides that Mr. M. Poliquin is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to two times Mr. M. Poliquin’s then current base salary;

(b)	by death or disability, payment of an amount equal to 6 months of Mr. M. Poliquin’s then current base salary;

(c)	by the Company without cause following a Change in Control or by Mr. M. Poliquin for Good Reason, payment of an amount equal to three times Mr. M. Poliquin’s then current base salary; and

(d)	if (c) applies, employment search assistance for up to 12 months.

The right to receive the payment and benefits under (c) and (d), is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. M. Poliquin’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The Company has in place an executive employment contract, as amended, (the “KT Contract”) with its CFO and Corporate Secretary, Korm Trieu, whereby the Company has agreed to pay an annual base salary (currently $265,000 – see ** below) to Mr. Trieu for providing financial, administrative and executive services to the Company. Under the KT Contract, Mr. Trieu is entitled to receive certain benefits if terminated by the Company without cause or by Mr. Trieu for Good Reason.

The KT Contract is for an indefinite term and provides that Mr. Trieu is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to one times Mr. Trieu’s then current base salary; and

(b)	by the Company without cause following a Change in Control or by Mr. Trieu for Good Reason, payment of an amount equal to two times Mr. Trieu’s then current base salary.

The right to receive the payment and benefits under (b) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. Trieu’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The Company has in place an executive employment contract, as amended, (the “DM Contract”) with its President and CEO, Douglas McDonald, whereby the Company has agreed to pay an annual base salary (currently $265,000 – see ** below) to Mr. McDonald for providing executive services to the Company. Under the DM Contract, Mr. McDonald is entitled to receive certain benefits if terminated by the Company without cause or by Mr. McDonald for Good Reason.

The Company has in place the DM Contract with its President and CEO, Douglas McDonald, which is for an indefinite term and provides that Mr. McDonald is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to 18 months of Mr. McDonald’s then current base salary; and

(b)	by the Company without cause following a Change in Control or by Mr. McDonald, payment of an amount equal to two times Mr. McDonald’s then current base salary.

The right to receive the payment and benefits under (b) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. McDonald’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness. For purposes of each of the DP Contract, the MP Contract, the KT Contract and the DM Contract (collectively, the “Contracts”):

“Change in Control” shall be deemed to have occurred if:

(a)	any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act, makes a tender, take-over or exchange offer, circulates a proxy to Shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, take over bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(b)	during any period of eighteen (18) consecutive months (not including any period prior to the effective date of an employee’s Contract), individuals who at the beginning of such period constituted the Board of Directors of the Company and any new directors, whose appointment by the Board of Directors or nomination for election by the Shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors of the Company; or

(c)	the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Securities Act, and whether directly or indirectly, of Shares at the time held by such person and such person’s affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding Shares; or

(d)	the business or businesses of the Company, for which the employee’s services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company’s assets.

Notwithstanding any other provisions in the Contracts regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the course of the employee’s Contract, upon the termination of the employee’s employment thereunder (unless such termination is because of the employee’s death or disability, by the Company for cause or by the employee other than for “Good Reason”, as defined below) the employee shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment in the amount set forth above.

“Good Reason” shall mean, without the employee’s express written consent, any of the following after a Change in Control:

(a)	the assignment to the employee of any duties inconsistent with the status or authority of the employee’s office, or the employee’s removal from such position, or a substantial alteration in the nature or status of the employee’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(b)	a reduction by the Company in the employee’s then current base salary, or a failure by the Company to increase the employee’s base salary as provided in the employee’s Contract or at a rate commensurate with that of other key employees of the Company;

(c)	the relocation of the office of the Company where the employee is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the employee’s business travel obligations prior to the Change in Control);

(d)	the failure by the Company to continue to provide the employee with benefits at least as favourable as those enjoyed by the employee prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the employee of any material benefit under the employee’s Contract enjoyed by the employee at the time of the Change in Control, or the failure by the Company to provide the employee with the number of entitled vacation days as provided in the employee’s Contract; or

(e)	the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the employee’s Contract or, if the business of the Company for which the employee’s services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the employee with the same or a comparable position, duties, salary and benefits as provided to the employee by the Company immediately prior to the Change in Control.

Following a Change in Control during the course of the employee’s Contract, the employee shall be entitled to terminate the employee’s employment for Good Reason.

**Under the Mustang Agreement, the Company provides management services to Mustang and Mustang compensates the Company 11% (2024 – 8%; 2023 – 5%) of any office overhead expenses excluding shared personnel renumeration which is charged on a time-spent basis. The Mustang Agreement has an initial five-year term, subject to automatic renewal annually thereafter (unless six months’ advance notice of intent to terminate is given). The Mustang Agreement includes a Change of Control clause. If either Mustang or the Company is subject to a Change of Control during the term of the Mustang Agreement, the Mustang Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to Mustang’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia) (the “Securities Act”)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act) or acquires, directly or indirectly, that number of Shares of the target which equals or exceeds twenty percent (20%) of the then issued Shares of the target.

**Under the Almadex Agreement, the Company provides management services to Almadex and Almadex compensates the Company 66% (2024 – 66%, 2023 – 66%) of any office overhead expenses excluding shared personnel renumeration which is charged on a time-spent basis. The Almadex Agreement has an initial five year term, subject to automatic renewal annually thereafter (unless six months’ advance notice of intent to terminate is given). The Almadex Agreement includes a Change of Control clause. If either Almadex or the Company is subject to a Change of Control during the term of the Almadex Agreement, the Almadex Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to Almadex’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act) or acquires, directly or indirectly, that number of Shares of the target which equals or exceeds twenty percent (20%) of the then issued Shares of the target.

The Company has entered into key person retention agreements (the “Key Person Retention Agreements”) with each Douglas McDonald and Korm Trieu (together, the “Key Persons”), which are a long-term incentive program to retain key personnel of the Company who have important historical information and knowledge to contribute towards the Company’s international arbitration proceedings (the “Claim”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership with the United Mexican States (the “ICSID Proceedings”).

The Key Persons Retention Agreements provide that if the ICSID Proceedings are successful, 4.0% of any net proceeds awarded in the ICSID Proceedings to, and actually collected by, the Company, after the payment of all direct expenses in the matter, including but not limited to fees, expenses, disbursements and taxes of the Company’s legal counsel and experts, fees, expenses, disbursements and taxes of the arbitration tribunal, ICSID administrative fees, translation and interpretation costs, travel and accommodation costs of the Company and its experts and witnesses incurred in respect of arbitration preparation and attendance at hearings, and any other costs, fees, expenses, disbursements and taxes reasonably incurred by any party due and payable by the Company in connection with the ICSID Proceedings as may be determined by the Board in its sole and absolute discretion (“Retention Amount”) shall be distributed to the Key Persons as set out in the Key Persons Retention Agreements. The Retention Amount is capped at a maximum of US$12 million in order to ensure fair and reasonable compensation and is not reflective of the Company’s view on the damages claim.

The following table sets forth the proportion of the aggregate Retention Amount each Key Person is entitled to:

Korm Trieu (CFO)	2.0%
Douglas McDonald (CEO)	2.0%
Total	4.0%

The Key Persons’ entitlement to a Retention Amount does not turn on participation as a witness in the Claim proceedings or performance as a witness should they serve as one in the Claim proceedings and if they do serve as a witness they will, at all times, give truthful testimony. Notwithstanding the foregoing, if, during the term of the ICSID Proceedings, the Board, acting in good faith and in its sole and absolute discretion, determines that any Key Person has failed to continuously and promptly provide all necessary support and assistance to the Company in connection with the ICSID Proceedings, the Board will be entitled to reduce or eliminate any portion of the Retention Amount due and payable to any Key Person at any time. Unless otherwise determined by the Board, in the event a Key Person ceases to be employed (formally or as a consultant) by the Company (other than as a result of termination for cause) at any time following the 12 month anniversary of the date of the Key Person Retention Agreement but prior to the actual receipt by the Company of an award issued under the ICSID Proceedings, or an award reached in a settlement among Mexico and the Company in respect of such claim, such Key Person’s entitlement to a portion of the Retention Amount shall be reduced by 50% if that Key Person ceases to be employed (formally or as a consultant) prior to June 30, 2027, or by 25% if that Key Person ceases to be employed (formally or as a consultant) after June 30, 2027.

In the event that an award has not been issued under the ICSID Proceedings or an award has not been agreed to in a settlement among Mexico and the Company on or prior to the six (6) year anniversary of the date of the Key Person Retention Agreement, or such later date as may be determined in writing by the Board, acting in good faith but in its sole and absolute discretion, the Key Person Retention Agreement, together with all obligations of the parties, including, without limitation, the Key Persons’ entitlement to the Retention Amount shall immediately terminate.

Oversight and Description of Director and Named Executive Officer Compensation

The compensation of the Company’s NEOs and directors is determined by the Board upon the recommendations of the Board’s Compensation Committee (the “Compensation Committee”). The Compensation Committee is composed of three directors from the Board, Alfredo Phillips, Cameron McCarthy and Michael Kosowan, all of whom are independent directors within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. All of the members of the Compensation Committee have experience setting compensation for executives in companies of similar size to the Company.

The Company does not have a formal compensation program. However, the Compensation Committee meets to discuss and determine the recommendations that it will make to the Board regarding management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other peer group companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a mineral exploration company without a history of earnings.

The Compensation Committee considers and evaluates executive compensation levels on an annual basis against available information for similar companies to ensure that the Company’s executive compensation levels are within the range of comparable norms. In selecting similar companies, the Company primarily looks for public companies that are comparable in terms of business and size.

The Compensation Committee’s NEO compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.

Currently, the principal components of the Company’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus. The compensation package is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources.

While the Compensation Committee believes that it is important to use comparable data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation, such as the overall financial strength of the Company, its exploration successes and equity financing success.

Base remuneration is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers, and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increase value for shareholders through strategic corporate transactions, property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts. Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The Compensation Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits for officers. In particular, the Compensation Committee considers the impact on NEOs and other senior executives to ensure that they do not take undue risks. The Compensation Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

The Company has a formal policy that does not permit a NEO or director to purchase or sell call or put options or other derivatives in respect of the Company’s securities.

In 2025, annual director’s fees of $15,000 were paid, payable or accrued for payment to each non-executive director. Also in 2025, the Chairs of the Audit Committee and Compensation Committee were paid an additional $5,000 and $2,500 each respectively. All payments were prorated by active months.

In 2025, Duane Poliquin received compensation by way of an annual salary. No grant of stock options or year-end bonus was paid. This compensation was based on his executive compensation contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. D. Poliquin’s annual remuneration is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients. Please refer to the “Summary Compensation Table” below.

In 2025, Morgan Poliquin received compensation by way of an annual salary. No grant of stock options or year-end bonus was paid. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. M. Poliquin’s annual salary is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2025, Korm Trieu received compensation by way of an annual salary and year-end bonus. No stock options were granted. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. Trieu’s annual salary is based on industry standards and when paid or granted, his year end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2025, Douglas McDonald received compensation by way of an annual salary and year-end bonus. No stock options were granted. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. McDonald’s annual salary is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

Pension Disclosure

The Company does not provide a pension to a director or Named Executive Officer.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth the requisite equity compensation plan information as at the end of the Company’s most recently completed financial year:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	13,736,318	$0.27	2,101,318
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	13,736,318	$0.27	2,101,318

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or any of its subsidiaries, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of them, is or has been indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise at any time since the beginning of the Company’s most recently completed financial year and no such indebtedness is outstanding as at the date of this Information Circular nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. The Company has no securities purchase or other programs.

DIRECTORS’ AND OFFICERS’ INDEMNITY AND INSURANCE

The Company has contracted with each director and officer to indemnify each of them against liability incurred in their capacity as an officer or director to the extent permitted in accordance with the provisions of the Business Corporations Act (British Columbia). The Company has obtained insurance coverage for such indemnity to a policy limit of $5,000,000 in the aggregate with a deductible of $50,000 per claim.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, or a combination of both, Shares, carrying more than ten percent of the voting rights attached to the outstanding Shares; (c) director or executive officer of a person or company that is itself an insider or subsidiary of the Company; or (d) associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction that has materially affected or would materially affect the Company, except with respect to an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of Shares.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Company or its subsidiaries.

CORPORATE GOVERNANCE

This Statement of Corporate Governance Practices has been prepared by the Governance Committee of the Board and has been approved by the Board.

General

The Board recognizes that good corporate governance is of fundamental importance to the success of the Company. The Company’s governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Company’s governance practices to the Governance Committee.

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires disclosure of corporate governance practices of the Company formulated in accordance with National Policy 58-201 – Corporate Governance Guidelines (together hereinafter referred to as the “Guidelines”). This Statement of Corporate Governance Practices sets out the Board’s assessment of the Company’s corporate governance practices which are generally in accordance with the Guidelines.

In this Statement of Corporate Governance Practices, the term “independent” with reference to a director or Audit Committee member has the meaning given to the term in the Guidelines and is generally as follows: a director or Audit Committee member is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s or Audit Committee member’s independent judgement. The Guidelines provide specific directions as to the individuals considered to have a material relationship with a company and specifically includes the following:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the company;

(c)	an individual who:

(i)	is a partner of a firm that is the company’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the company’s current executive officers serves or served at that same time on the company’s compensation committee;

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the company received, more than $75,000 in direct compensation from the company during any 12 month period within the last three years;

(g)	an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any subsidiary entity of the company, other than as remuneration for acting in the capacity as a member of the Board or any board committee; and

(h)	an individual who is an affiliated entity of the company or any of its subsidiaries.

An “executive officer” means an individual who is a chair, vice-chair or president of the company, a vice-president of the company in charge of a principal business unit, division or function of the company, or an officer of the company or of any of its subsidiaries or any other individual who performs a policy making function for the company or subsidiary.

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

In accordance with recommendations in National Policy 51-201 – Disclosure Standards, the Company has adopted a Corporate Communications Policy.

Board of Directors

The Board, with the assistance of counsel to the Company, is responsible for determining whether or not each director is “independent” or “not independent”. To assist the Board each director is required to disclose any material interest in or business relationship with the Company and such director’s shareholding in the Company.

The Board is currently comprised of five members. In accordance with the definition of “independent” outlined above, the Board, utilizing the information provided to it by each director as aforesaid, has determined that the following directors are not independent by virtue of each of their respective executive officer positions and executive employment contracts with the Company, namely Duane Poliquin, Chair, and Morgan Poliquin, Vice Chair. Accordingly, a majority of the members of the Board, namely Kevin O’Kane, Alfredo Phillips and Michael Kosowan are independent. Cameron McCarthy, a proposed nominee to the Board, will be independent, if elected.

The chair of the Board is not an independent director.

There were 8 meetings of the Board held during the period commencing at the beginning of the Company’s most recently completed financial year and ending on the Record Date (“the year”). The following table indicates the number of meetings attended by each director during the year.

Director	Number
Duane Poliquin	8
Morgan Poliquin	8
Kevin O’Kane	8
Alfredo Phillips	8
Michael Kosowan	4
Ria Fitzgerald	4

The members of the Board who are independent are entitled and encouraged to hold meetings at which non independent directors are not in attendance. There were eight meetings of the independent directors held during the year.

Certain of the Company’s directors are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Other Reporting Issuer(s)
Duane Poliquin	Mustang Minerals Limited and Almadex Minerals Ltd.
Morgan Poliquin	Mustang Minerals Limited and Almadex Minerals Ltd.

Kevin O’Kane	IAMGOLD Corporation and NorthIsle Copper and Gold Inc.
Michael Kosowan	TDG Gold Corp; Torq Resources Inc. and Eminent Gold Corporation.

Board Mandate

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. The Board has adopted a written mandate.

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

(a)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan, taking into account the risk and opportunities of the Company’s business;

(b)	identifying the principal risks of the Company’s business and implementing appropriate systems to manage such risks;

(c)	satisfying itself, to the extent reasonably feasible, of the integrity of the CEO and other executive officers (if any) and ensuring that all such officers create a culture of integrity throughout the Company and developing programs of succession planning (including appointing, training and monitoring senior management);

(d)	creating the Company’s internal control and management information systems and creating appropriate policies for matters including communications, securities trading, privacy, audit, whistleblowing and codes of ethical conduct;

(e)	managing its affairs including selecting its chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation; and

(f)	engaging any necessary internal and/or external advisors.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits or other mechanisms for Board renewal. The Company does not consider it is yet appropriate to force any term limits or other mechanisms of Board renewal at this time.

Number of Women on the Board and in Executive Officer Positions

As at the date of this Information Circular, none of the Company’s directors or officers are women.

Policies Regarding the Representation of Women on the Board

The Company plans to formulate a written policy with respect to the identification and nomination of women directors (the “Diversity Policy”). The Diversity Policy will require that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board shall consider the current level of diversity on the Board and the executive team. As the Diversity Policy has not yet been adopted, the Company is not yet able to measure its effectiveness.

Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board. The Company will focus its search for new directors purely based on the qualification of potential candidates, regardless of their gender.

Consideration of the Representation of Women in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women in the Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers. The Company will focus its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender.

The Company’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date. The Company does not think it is appropriate to set targets because the Company focuses its search for new directors and executive officers purely based on the qualification of potential candidates, regardless of their gender.

Position Descriptions

The Board has not developed any written position descriptions for the chair of directors meetings or the chair of each Board committee. The Board expects the chair to set the agenda for Board meetings and to assist the Board to discharge its mandate and responsibilities. Each committee has the authority and responsibility to determine its own rules of procedure and the Board expects the chair of a committee to set the agenda for committee meetings and to assist the committee to discharge its mandate and responsibilities.

The following position descriptions have been developed for the Company’s Chair, CEO, CFO, Vice Chair and Vice President, Project Development.

Chair

–	Leads the Board and also takes a hands-on role in the Company’s day-to-day management.

–	Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.

–	Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the Shareholders.

–	Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

Vice Chair

–	Assists the Board and CEO on the Company’s day-to-day management.

–	Helps the CSE to oversee all the operational aspects involved in running the Company, including project selection and planning.

–	Shares responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.

–	Oversees relationships with the stakeholders and ensuring the Company’s activities are of benefit to all.

Chief Executive Officer

Reports to the Board.

Responsibilities:

–	Directs and oversees all business, financing and operation activities of the Company, which shall relate exclusively to the Arbitration, unless otherwise directed by the Board.

–	Monitoring and managing the Arbitration, including providing overall direction with respect to the Arbitration for the Company and its subsidiaries, and including in accordance with the LMA.

–	Updating the Board with respect to the status of the Arbitration, including providing written reports.

–	Representing and speaking on behalf of Almaden with securities regulators, legal and technical experts, shareholders, government representatives, potential investors and other members of the industry.

Chief Financial Officer

Reports to the CEO of the Company.

Responsibilities:

–	Developing, analyzing and reviewing financial data.

–	Reporting on financial performance.

–	Monitoring expenditures and costs.

–	Assisting the CEO in preparing budgets and in the communicating, to the analyst and Shareholder community and securities regulators, the financial performance of the Company.

–	Fulfilling the reporting requirements of the securities regulators, stock exchanges and Shareholders.

–	Monitoring filing of tax returns and payment of taxes.

The CFO shall assist the CEO is establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO, the key risks with respect to the Company and its business and reviewing with the CEO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO, shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with International Financial Reporting Standards and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Company to the Audit Committee.

Vice President, Project Development

Reports to the CEO of the Company

Responsibilities:

–	Plan and manage the construction of the Company’s Ixtaca Project;

–	Develop and oversee the construction of the Ixtaca Project, procurement of contracts, engineering construction, quality assurance and quality control;

–	Ensure the Ixtaca Project’s construction objectives, scope and plan are well defined and understood by the Ixtaca Project team and stakeholders;

–	Ensure the compliance with health, safety, environmental and community regulations and corporate standards during the construction phase;

–	Develop and recommend construction strategies, together with capital budget and operating budget requirements to optimize short and long-range construction capabilities while minimizing exposure to economic and environmental risk;

–	Oversee all site activities, site services, construction, pre-commissioning and commissioning;

–	Assist the CEO in preparing and presenting to investors, the executive team and the Board;

The Vice President, Project Development shall assist the CEO in establishing and managing relationships with key stakeholders. The Vice President, Project Development shall also conduct technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

Orientation, Continuing Education and Nomination of Directors

The Board has appointed a Nomination and Corporate Governance Committee comprised of independent directors. The mandate of this Nomination and Corporate Governance Committee includes the following duties and responsibilities:

–	Recommend to the Board written mandates or terms of reference for the Board and for each of the committees of the Board, and a Code of Ethics for all directors, officers and employees of the Company;

–	Review the composition and size of the Board and its committee structure and make recommendations to the Board for changes;

–	Recruit new directors, develop lists of candidates, interview and recommend new directors to the Board;

–	Recommend to the Board an orientation and education program for new directors.

Ethical Business Conduct

The Board’s responsibilities are governed by the Business Corporations Act (British Columbia), the Company’s Articles, the Board Mandate and the various codes of conduct adopted by the Board. The Board has adopted a Code of Business Conduct and Ethics for Directors (“CODE”), a Code of Business Ethics (“COBE”) applicable to all employees, officers and consultants of the Company, a Securities Trading Policy (“STP”) relating to trading and confidentiality obligations of employees, officers and directors of the Company, and a Whistleblower Policy (“WP”). In addition the CEO and CFO of the Company specifically acknowledge the obligation to adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote full, fair, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company; compliance with the laws, rules and regulations of federal, provincial and local governments and other appropriate regulatory agencies, and prompt reporting to the Company’s Audit Committee of any violation of this code of which the CEO or CFO have actual knowledge.

Copies of the CODE, COBE, STP, WP, the undertaking of the CEO and CFO together with the Privacy Policy and the statements of responsibilities and duties of the Nomination and Corporate Governance Committee, the Compensation Committee and the Audit Committee Charter may be viewed on the Company’s website at www.almadenminerals.com.

Compensation

The Board has created a Compensation Committee comprised of independent directors. The duties and responsibilities of the Compensation Committee are as follows:

–	Review the Company’s overall compensation strategy and objectives;

–	Review and assess the CEO’s performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

–	Review performance assessments of the Company’s other officers and, upon the advice of the CEO, recommend to the Board the compensation of the officers;

–	Review and recommend to the Board policies related to providing Company stock to executives and employees (e.g., stock option plan, share purchase plan);

–	Review executive appointments, employment agreements and terminations;

–	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

–	Review and recommend to the Board the amount and form of directors’ compensation; and

–	Review and recommend the disclosures describing executive compensation and development.

Environmental, Social and Governance (“ESG”)

The Company places a high priority on ESG matters and believes that their responsible stewardship is central to the permitting, development, and lasting positive impact of the Ixtaca Project in Mexico. The Company completed a Human Rights Policy in August, 2021 (the “Human Rights Policy”) which underscores its long-standing commitment to, and expectations of, its employees, consultants, service providers, local communities, and the governments in the jurisdictions in which it operates.

The Human Rights Policy reiterates that the Company will continue to adopt policies and take actions which are for the benefit and defence of human rights. It complements the procedures and actions which have guided the Company’s daily activities at its Ixtaca Project over many years. It also serves as a tool to continuously identify and improve upon the actions the Company can take to protect and promote human rights throughout the mine life and after mine closure. The Company’s commitment to human rights due diligence is well represented by the completion of the Human Rights Impact Assessment as announced in May, 2023.

Other aspects of the Company’s approach to ESG matters are summarized in this Information Circular. To date, the Board has tracked ESG matters through informal Board committees and regular updates from management. Should the Ixtaca Project proceed to development, the Board will consider formalizing its oversight of ESG matters through a new or existing committee of the Board. In the meantime, the Company is of the view that its disclosure of ESG activities and exposure to ESG risks, including climate-change related risks, has not changed since the date of the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 2025 which is available under the Company’s profile on SEDAR + at www.sedarplus.ca.

Assessments

One of the responsibilities of the Nomination and Corporate Governance Committee is as follows: Report to the Board, in the manner and to the extent the Nomination and Corporate Governance Committee deems appropriate, on the effectiveness of the performance of the Board as a whole, the committees of the Board and the contribution of individual directors, including specifically reviewing areas in which the Board’s effectiveness may be enhanced taking into account the suggestions of all directors, corporate governance guidelines and rules which are in effect by regulatory bodies or other sources which the Nomination and Corporate Governance Committee deems appropriate.

AUDIT COMMITTEE INFORMATION

The information required by Form 52-101F1 – Audit Committee Information Required in an AIF with respect to the Company’s Audit Committee is contained under the heading “Audit Committee Information” in the Company’s Annual Report on Form 20F for the financial year ended December 31, 2025, which is available under the Company’s profile on SEDAR + at www.sedarplus.ca. The Audit Committee Charter and other information relative to the Company’s corporate governance are to be found on the Company’s website at www.almadenminerals.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Appointment of Auditor

Shareholders will be asked to vote for the appointment of Davidson & Company, LLP, Chartered Professional Accountants (“Davidson”) to serve as auditor of the Company for the Company’s fiscal year ending December 31, 2026.

Davidson was first appointed auditor of the Company effective January 4, 2016.

2.	Election of Directors

Each director of the Company is elected at each annual general meeting of the Company and holds office until the next annual general meeting of the Company unless that person ceases to be a director before then. The Company has adopted a Majority Voting Policy for the election of directors for non-contested meetings, the details of which may be found on the Company’s website at www.almadenminerals.com. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees listed below.

The Company has a Shareholder approved Advance Notice Policy. The purpose of the Advance Notice Policy is to provide Shareholders, directors and management with direction on the procedure for Shareholder nomination of directors. The Advance Notice Policy is the framework by which a deadline is fixed by which holders of record of the Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in the timely notice to the Company’s Secretary for the notice to be in proper written form. The Advance Notice Policy may be found on the Company’s website at www.almadenminerals.com.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES HEREIN LISTED WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE MANAGEMENT APPOINTEES, IF NAMED IN THE ACCOMPANYING FORM OF PROXY, TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS UNLESS THE SHAREHOLDER HAS SPECIFIED THAT THE SHARES REPRESENTED BY PROXY ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Management proposes that the number of directors for the Company remain at five (5) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominees, is as follows and as of the date of this Information Circular:

Name, Jurisdiction of Residence and Position Held	Director Since	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly *	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five Years
DUANE POLIQUIN(3) British Columbia, Canada Chair and Director	February 1, 2002	3,458,136(4)	Registered Professional Geological Engineer; Chair and Director of the Company; and Chair and Director of Mustang Minerals Limited and Almadex Minerals Ltd.
MORGAN POLIQUIN(2) British Columbia, Canada Vice Chair and Director (Formerly President, Chief Executive Officer)	February 1, 2002	1,761,893(4)	Registered Professional Geological Engineer; President, CEO and Director of the Company; and President, CEO and Director of Mustang Minerals Limited and Almadex Minerals Ltd.
ALFREDO PHILLIPS(1)(2)(3) CDMX, Mexico Director	March 31, 2021	Nil	Business Consultant and former VP of Corporate Affairs, ESG and National Director of Mexico at Argonaut Gold Inc.
MICHAEL KOSOWAN(1)(2) Ontario, Canada Director	June 26, 2025	553,700	Director of Eminent Gold Corp.; Director of TDG Gold Corp.; Director of Torq Resources Inc.; Former Vice President, Capital Markets of Torq Resources Inc. (June 2022 to June 2023); and Former President and CEO of Torq Resources Inc. (March 2017 to June 2022)
CAMERON MCCARTHY(1)(3) British Columbia, Canada Director	N/A	Nil	President and Principal Engineer at Swiftwater Consulting Ltd. (2017 to Present); Principal Engineer at ERM Consultants Canada Ltd. (2014 to 2017).

Notes:

(1)	Denotes a member of the Audit Committee.
(2)	Denotes a member of the Nomination and Corporate Governance Committee.
(3)	Denotes a member of the Compensation Committee.
(4)	By Voting Trust Agreement dated December 17, 2009 executed by Mr. Ernesto Echavarria, the right to vote any of the Company’s shares held by Mr. Echavarria has been given jointly to D. Poliquin, Chair, and M. Poliquin, President and Chief Executive Officer, of the Company as well as the right to vote any Shares issued to Mr. Echavarria upon the exercise of warrants that he holds to acquire Shares.

Details of the professional and educational qualifications and business experience of each of the foregoing nominees are contained under the heading “Directors, Senior Management and Employees” in the Company’s Annual Report on Form 20F, which is available on EDGAR at www.edgar.com, and under the heading “Directors and Officers” which is filed under the Company’s profile on SEDAR + at www.sedarplus.ca, for the financial year ended December 31, 2025.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management of the Company, no proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(iii)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(iv)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(b)	has been subject to:

(i)	since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(iii)	is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

3.	Rolling Stock Option Plan

At the Meeting, the Shareholders will be asked to re-approve the Plan. Policy 4.4 (the “Policy”) of the TSXV requires Shareholder approval and acceptance for filing of the Plan by the TSXV at the time of its implementation and, because it is a “rolling up to 10%” stock option plan, on a yearly basis.

The principal purposes of the Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company. Furthermore, the Plan is expected to benefit Shareholders by enabling the Company to attract and retain skilled and motivated personnel by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

The Plan is a “rolling up to 10%” plan that provides that the aggregate number of Shares reserved for issuance under it, and all of the Company’s other Security Based Compensation Plans (as that term is defined in TSXV Policy 4.4 (the “Policy”)), in aggregate, is that number of Shares as is equal to 10% of the Company’s issued Shares at the time of the grant of a stock option under the Plan or the date of issuance of any other Security Based Compensation (as that term is defined in the Policy) under any of such other Security Based Compensation Plans. As of the date of this Information Circular, the Company has no Security Based Compensation Plans other than the Plan.

The persons eligible to be granted stock options under the Plan (the “Eligible Persons”) are Directors, Officers, and Employees of the Company or of any of its subsidiaries (and subject to section 2(c) of the Policy, issuers, all of the voting securities of which are beneficially owned by one or more Directors, Officers or Employees), Consultants and Management Company Employees (as all such terms are defined in the Policy).

Under the Plan, the Board has the authority to approve the grant by the Company of options under the Plan, including the authority to:

(a)	determine the Employees, Officers, Directors, Consultants or Management Company Employees to whom options will be granted, based on the eligibility criteria set out in the Plan;

(b)	determine the terms and provisions of the agreement evidencing the option grant (the “Option Agreement”) which shall be entered into with each optionee (which need not be identical with the terms of any other Option Agreement) and which shall not be inconsistent with the terms of the Plan;

(c)	determine when options will be granted (the “Date of Grant”);

(d)	determine the number of Shares subject to each option;

(e)	determine whether a particular grant will have a vesting schedule; under the Plan, the vesting of options is at the discretion of the Board, provided however that, if the Shares are listed on the TSXV, options granted to any Investor Relations Service Provider (as that term is defined in the Policy) shall vest in four (4) stages over twelve (12) months with no more than one-quarter (¼) of such options vesting no sooner than three (3) months after the Date of Grant and, thereafter, no more than one-quarter (¼) of such options vesting no sooner than on each of the six (6), nine (9) and twelve (12) month anniversaries of the Date of Grant and provided further that the vesting schedule for options granted to Investor Relations Service Providers cannot be accelerated without the prior written approval of the TSXV;

(f)	determine the option exercise price, which must not be less than the Discounted Market Price (as that term is defined in the policies of the TSXV, as applied in the Policy);

(g)	determine the Term (as defined below) within which each option must be exercised within the period permitted by the policies of the TSXV, which, subject to extension of up to a maximum 10 business days from the expiry of a Blackout Period (as defined below) if the expiration date of an option falls within a Blackout Period, is currently a maximum of 10 years from the Date of Grant. Within this period, the Board may determine the limitation period during which an option may be exercised (the “Term”).

The Plan defines a “Blackout Period” as a formal blackout period self-imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information (as such term is defined in the policies of the TSXV), which shall expire following the general disclosure of such undisclosed Material Information.

The Plan includes:

●	provisions permitting Cashless Exercise and Net Exercise (as defined below) of options granted under the Plan;

(a)	“Cashless Exercise” means the arrangement, if any, that the Company has with a brokerage firm pursuant to which the brokerage firm will loan money to the optionee to purchase the Shares that are subject to the option. The brokerage firm then sells a sufficient number of Shares to cover the option price in order to repay the loan made to the optionee. The brokerage firm receives an equivalent number of Shares from the exercise of the option and the optionee then receives the balance of Shares, or the cash proceeds from the balance of such Shares, from the exercise of the option;

(b)	“Net Exercise” means the exercise of options, other than options held by an Investor Relations Service Provider, without the optionee making any cash payment so the Company does not receive any cash from the exercise of the subject option, and instead the optionee receives only the number of Shares subject to the option that is equal to the quotient obtained by dividing: (A) the product of the number of options being exercised multiplied by the difference between the VWAP (as defined in the Plan) of the Shares subject to the option and the exercise price of the subject option; by (B) the VWAP of the Shares subject to the option;

●	provisions for termination of options, subject to extension for a Blackout Period, in the event of the death of an optionee (options terminate on the earlier of 12 months following the date of death and the expiry of the Term of the option), the cessation of an optionee’s employment or engagement as a service provider, for cause, or the removal from office of a Director or Officer (options terminate immediately), an optionee becoming Disabled (as defined in the Plan) (options terminate on the earlier of 6 months after the optionee becomes Disabled and the expiry of the Term of the option), the ending or expiry of an optionee’s employment, office, term as a Director or engagement as a service provider other than by reason of termination for cause or by removal (options terminate on the earlier of 30 days after such termination and the expiry of the Term of the option) and, in the event the Company proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Shares of the Company or any part thereof shall be made to all the Shareholders (a “Take-Over Offer”), the Company shall have the right, upon written notice to each optionee holding options under the Plan (other than options held by Investor Relations Service Providers whose vesting schedule cannot be accelerated without the prior written approval of the TSXV), to permit the exercise of all such options within the 30 day period next following the date of such notice and to determine that, upon expiration of such 30 day period, all rights of the optionees to such options or to exercise the same (to the extent not thereto exercised) shall terminate;

●	a provision that, if options granted under the Plan are exercised or are surrendered, terminate or expire without being exercised in whole or in part, new options may be granted covering the Shares under such options, but the number of such Shares shall be included in the calculation of any limitations on the grant of options set out in the Plan;

●	a provision that, except as to an optionee’s heirs or administrators or as otherwise permitted by the policies of the TSXV, options are non-assignable and non-transferable; and

●	provisions to the effect that, until the issuance of a certificate evidencing Shares with respect to which an option has been exercised, no right to vote or receive dividends or any other rights as a Shareholder shall exist with respect to such Shares, notwithstanding the exercise of an option, and no adjustment will be made for a dividend or other right for which the record date is prior to the date such certificate is issued except in the case of an alteration in capital structure, or an amalgamation, merger or arrangement, of the Company, and then subject to the approval of the TSXV, or in the case of a Take-Over Offer.

If the Shares are listed on the TSXV, the maximum aggregate number of Shares issuable pursuant to all of the Company’s Security Based Compensation Plans, including the Plan:

(a)	in any twelve-month period to any one consultant must not exceed two percent of the issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the consultant; and

(b)	in the light of the fact that, under the Policy, Investor Relations Service Providers may not receive any Security Based Compensation other than Stock Options (as that term is defined in the Policy), pursuant to all Stock Options granted in any twelve month period to all Investor Relations Service Providers in aggregate must not exceed two percent of the issued Shares, calculated as at the date any option is granted to any such Investor Relations Service Provider.

As a “rolling up to 10%” plan, any amendment to the Plan will, except as noted below, require the approval of the TSXV and may require Shareholder approval. In particular, the Plan provides that, subject to the approval of the TSXV, if required, and a term of the Plan authorizing the Board with respect to amendment of the terms and provisions of the Plan or an Option Agreement, provided the Board obtains:

(a)	the consent of the optionee in the case of amendment to an Option Agreement; and

(b)	if required, the approval of any stock exchange on which the Shares are listed and Shareholder approval, the Board may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan or an outstanding option; provided, however, that, notwithstanding the generality of the foregoing, the power of the Board to amend without TSXV acceptance for filing or, if required, further Shareholder approval shall be limited to the following:

(i)	amendments to fix typographical errors or, provided the Company issues a news release outlining the terms of the amendment, to reduce the number of Shares that may be issued under the Plan or an outstanding option, to increase the exercise price of an option or to cancel an option; and

(ii)	amendments to clarify existing provisions that do not have the effect of altering the scope, nature and intent of such provisions;

and nothing in the Plan shall be construed as authorizing the Board to make amendments to the Plan or outstanding options, without TSXV acceptance for filing thereof, and, if required, Shareholder approval, to effect;

(a)	any amendment, other than a reduction, to the number of Shares issuable under the Plan;

(b)	any change to the Eligible Persons to be granted options under the Plan;

(c)	any change to the limitations under the Plan on the number of options that may be granted to any one person or any category of persons;

(d)	the method for determining the option price; and

(e)	the expiry and termination provisions applicable to options.

Furthermore, amendments to the terms of previously granted options are subject to acceptance for filing of such amendments by the TSXV, if required, and any amendments to options held by Insiders:

(a)	that would have the effect of decreasing the exercise price of, or extending the term of, such options; or

(b)	that results in a benefit to an Insider (and if the Company cancels any option and within one (1) year grants or issues new Security Based Compensation to the same person, the Policy considers that an amendment), are subject to disinterested Shareholder approval.

In accordance with the policies of the TSXV and the terms of the Plan, the Plan is annually subject to its acceptance for filing by the TSXV and the approval of Shareholders. Under the policies of the TSXV and the terms of the Plan, if the grants of options under the Plan, together with all of the Company’s other Security Based Compensation Plans and grants or issuances of Security Based Compensation, could result at any time in:

(a)	the aggregate number of Shares issuable pursuant to options granted to Insiders of the Company (as a group) at any point in time exceeding 10% of the issued Shares;

(b)	the aggregate number of Shares issuable pursuant to options granted to Insiders of the Company (as a group) within any 12-month period exceeding 10% of the issued Shares, calculated as at the date any Security Based Compensation is granted or issued to any Insider of the Company; or

(c)	the aggregate number of Shares issuable pursuant to options granted to any one person (and companies wholly owned by that person) within any 12-month period exceeding 5% of the issued Shares, calculated as at the date any Security Based Compensation is granted or issued to that person;

“disinterested shareholder approval” must be obtained.

Disinterested interested approval means approval by a majority of the votes cast at a Shareholders’ meeting other than votes attaching to shares of the Company beneficially owned by Insiders of the Company to whom options may be granted under the Plan and associates and affiliates of such persons. The term “Insiders” is defined in the policies of the TSXV and generally includes directors and senior officers of the Company and its subsidiaries and holders of greater than 10% of the voting securities of the Company. The terms “associates” and “affiliates” are also defined in the policies of the TSXV.

As the Plan does not permit these limits to be exceeded specifically without disinterested Shareholder approval, at the Meeting the Company will be seeking Shareholder approval, but not disinterested shareholder approval, of the Plan.

As noted above, the policies of the TSXV and the Plan also provide that “disinterested shareholder approval” will be required for any individual stock option grant or issuance of Security Based Compensation that would result in any of the limitations set forth above being exceeded and any amendment to stock options held by Insiders of the Company that would have the effect of decreasing the exercise price or extending the term of such stock options, but no such grants, issuances or amendments are being brought before the Meeting.

If Shareholder approval of the Plan or a modified version thereof is not obtained, the Company will not implement the Plan and will not grant options under it. Even if approved, the Board may determine not to implement the Plan.

The Plan will be available for inspection at the Meeting. Management of the Company considers it desirable and in the best interests of the Company to implement the Plan for the granting of future stock options to Directors, Officers, Employees and Consultants (as defined in the Policy) and recommends that the shareholders approve the Plan.

4.	Reconfirmation of Shareholder Rights Plan

It is a term of the Company’s Shareholder Rights Plan (the “Rights Plan”), effective April 13, 2011, as amended, and last approved on June 28, 2023, that the Rights Plan must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by holders of the Shares who vote in respect of the matter at the Meeting (and at each third annual meeting of Shareholders thereafter) or it will terminate at the close of the Meeting (or at the close of such third annual meeting thereafter); provided that it will not terminate if a Flip-in Event (as defined below) has occurred (other than a Flip-in Event which has been waived pursuant to the terms of the Rights Plan) prior to the date upon which the Rights Plan would otherwise terminate. At the Meeting, the Shareholders will be asked to reconfirm the Company’s Shareholder Rights Plan (the “Rights Plan”).

Purpose of the Rights Plan

The primary objective of the Rights Plan is to ensure, to the extent possible, that all Shareholders are treated fairly in connection with any take-over bid for the Company by (a) providing Shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize Shareholder value.

Summary of Rights Plan

The following description of the Rights Plan is a summary only. Reference is made to the full text of the Rights Plan, a copy of which has been filed on SEDAR+.

Issue of Rights

The Company has issued one right (a “Right”) in respect of each Share outstanding.

The Rights

Each Right entitles the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Shares of the Company after the Separation Time (defined below).

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Shares, and are not transferable separately from the Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Share for an exercise price (the “Exercise Price”) equal to four times the prevailing market price (being the average of the 20 consecutive trading days’ daily closing prices per share) of a Share as at the Separation Time (subject to certain adjustments). Upon the occurrence of a Flip-In Event prior to the Expiration Time, each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase, for the Exercise Price, that number of Shares as have an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-In Event) equal to twice the Exercise Price. Effectively, this means a Shareholder (other than the Acquiring Person) can acquire additional Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or such person’s affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take-over bid, unless those securities have been taken up or paid for;

(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)	such person (including a mutual fund or investment fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

(i)	holds those Shares in the ordinary course of its business for the account of others;

(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to quality as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	at the termination of the Meeting, unless at the Meeting the duration of the Rights Plan is extended until immediately after the Company’s annual meeting of Shareholders to be held in 2029.

Definition of “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred the Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Shares (other than the Offeror);

(b)	the Offeror agrees that no Shares will be taken up or paid for under the bid for at least 105 days following the commencement of the bid and then only if, at such date, not less than 50% of the outstanding Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Shares may be deposited to and withdrawn from the take-over bid at any time before such Shares are taken up and paid for; and

(d)	if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the Offeror will make a public announcement of that fact and the bid will remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)	satisfies all the requirements of a Permitted Bid other than the requirement that the Offeror agrees that: (1) no Shares will be taken up or paid for under the bid: (i) for at least 105 days following the commencement of the bid; (ii) after such date, not less than 50% of the outstanding Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and (2) Shares may be deposited pursuant to such take-over bid at any time during the 105 days period described in (1)(i) of this paragraph, that any Shares deposited pursuant to such take-over bid may be withdrawn until taken up and paid for; and (3) upon deposit of more than 50% of the outstanding Shares as described under (1)(ii) in this paragraph, the Offeror will make a public announcement of such greater than 50% deposit and such take-over bid is to remain open for deposits and tenders of Shares for a minimum of 10 business days from the date of such public announcement;

(c)	contains the conditions that no Shares be taken up or paid for pursuant to the Competing Permitted Bid (x) prior to the close of business on a date that is not earlier than the later of (1) the earliest date on which Shares may be taken up and paid for under any prior bid in existence at the date of such Competing Permitted Bid, and (2) 35 days after the date of such Competing Permitted Bid, and (y) unless, at the time that such Shares are first taken up or paid for, more than 50% of the then outstanding Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

Prior to the occurrence of a Flip-In Event as to which the operation of the Rights Plan has not been waived, all (but not less than all) of the Rights may be redeemed by the Board, acting in good faith, with the prior consent of the holders of Shares or Rights, as applicable, at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

With the prior consent of the Shareholders, the Board may, at any time prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Shares or convertible securities otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all registered holders of Shares or otherwise than in the circumstances where the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person, waive the application of the “Flip-In” provisions of the Rights Plan to such Flip-In Event. Furthermore, the Board may, until a Flip-In Event occurs, determine to waive the application of the “Flip-In” provisions of the Rights Plan to a particular Flip-In Event that may occur by reason of a take-over bid made by means of a take-over bid circular to all registered holders of Shares; provided, however, that if the Board waives the Rights Plan with respect to such Flip-In Event, it will be deemed to have waived the “Flip-In” provisions of the Rights Plan to any other Flip-In Events occurring by reason of a take-over bid made by means of a take-over bid circular to all registered holders of Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event if the Board has determined, within eight business days, that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Time of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSXV.

Amendments to the Rights Plan must be filed with the TSXV and that the TSXV may require the Company to receive Shareholder approval for the amendments.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Company.

At the Meeting, therefore, Shareholders will be asked to pass the following resolution:

“RESOLVED that

(a)	the Rights Plan is hereby reconfirmed until immediately after the Company’s annual meeting to be held in 2029; and

(b)	any one director or officer of the Company is hereby authorized and directed to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.”

ADDITIONAL INFORMATION

The Company’s financial information is included in the consolidated financial statements of the Company and the notes thereto, Management Discussion and Analysis and auditor’s report for the financial year ended December 31, 2025.

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca. A copy of the following documents may be obtained, without charge, upon request to the CEO of the Company at Suite 210 – 1333 Johnston Street, Vancouver, British Columbia V6H 3R9 by telephone at (604) 689-7644 or by fax at (604) 689-7645:

(a)	the comparative financial statements of the Company for the financial year ended December 31, 2025 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2025 and related Management Discussion and Analysis; and

(b)	this Information Circular.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

ALMADEN MINERALS LTD.

“Duane Poliquin”	“Douglas McDonald”
Duane Poliquin, Chair	Douglas McDonald, President & CEO